PROSPECTUS SUPPLEMENT NO. 41 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Portage Biotech Inc.

61,102,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release dated February 25, 2014, announcing the Company’s third quarter financial results and updates related to their operating subsidiaries, Portage Pharmaceuticals Limited, which is wholly owned by Portage Biotech Inc. (“Portage”), and Biohaven Pharmaceutical Holding Company Limited, in which Portage holds 54% equity; on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on February 25, 2014.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “PTGEF” and on the Canadian National Stock Exchange (CNSX) under the symbol PBT.U.

The high and low bid prices for our common stock on the OTC Bulletin Board on February 25, 2014 were US$0.15 and US$0.13 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated February 26, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

PORTAGE REPORTS THIRD QUARTER FINANCIAL RESULTS
AND PROVIDES UPDATES

Toronto, Ontario, February 25, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, CNSX: PBT.U), today filed its unaudited consolidated financials and related management discussion & analysis for the three and nine months ended December 31, 2013. These can be viewed on our website, www.portagebiotech.com.

Portage reported a net loss of approximately $4.6 million of which approximately $3.9 million related to non-cash expenses. Cash on hand at December 31, 2013 was approximately $3.1 million and shareholders’ equity at $4.3 million. Portage had approximately 180 million common shares issued and outstanding as at December 31, 2013, of which approximately 90 million are held in escrow and will be released over the next three-year period as per the requirement of the Canadian Securities Exchange.

About Portage

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-added for our partners, including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage has two operating subsidiaries – Portage Pharmaceuticals Limited (“PPL”) which is wholly owned by Portage and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) in which Portage holds 54% equity.

PPL - Antennapedia delivery platform

PPL holds an exclusive licence in non-oncology fields under patents granted in the USA, Australia, Israel and New Zealand and patents applied for in Japan and Canada, and an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein (ANTP) transduction technology developed by Trojantec for non-oncology products, treatments or medications.

PPL is currently engaged in the following research and development activities:

Cell permeable peptide fusion proteins are in preclinical development for the following indications:

1. COPD
2. Inflammatory eye diseases
3. Inflammatory skin diseases

In addition PPL has filed composition of matter and use patents and is exploring opportunities for cell permeable fusion proteins that address the following indications:

1.	Congenital blindness
2.	Polycystic kidney disease
3.	Huntington’s disease

Research and development costs for the nine months to December 31, 2013 were approximately $0.4 million incurred by PPL, Portage’s wholly owned subsidiary. Further development work included in-vitro studies at Columbia University to evaluate properties of the Antennapedia delivery platform and to determine how robust and viable it is and which drugs/peptides best lend themselves to delivery using this platform. The results of the studies are still being analyzed and further experiments are on-going. Other costs also involve third party charges for manufacturing peptides and their storage for pre-clinical research purposes.

Biohaven – Pioneering the use of glutamatergic agents in neuropsychiatric disorders

As reported in our press release of January 6, 2014, Portage acquired approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited, (“Biohaven”) a private corporation formed under the laws of the British Virgin Islands.

Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. Biohaven’s first drug candidate is being developed for treatment-resistant mood and anxiety disorders.

Biohaven has assembled a team of experts in the glutamatergic system and is also comprised of the originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression. Team members have designed and executed successful development programs testing a variety of agents in affective disorders, leading to first-cycle FDA approvals and successful commercialization.

Biohaven - Product & market

Treatment resistant depression and anxiety remain large unmet medical needs. Typically, there are only 30% remission rates with current first line antidepressant/anxiolytic treatments which leave a majority of patients with partial response or resistant depression/anxiety. The antidepressant market in the US is over $14 billion per year.

Glutamate modulating agents represent potential novel, first-in-class treatments for neuropsychiatric disorders. As first described at Yale, the non-specific glutamate antagonist ketamine conferred a rapid and robust antidepressant response within two days. Since then, multiple groups have replicated this finding and confirmed the efficacy of ketamine. There are significant limitations to the use of ketamine complicated by the need to dose by the intravenous route, its abuse potential and psychotomimetic adverse effects. Based on the Yale licence, the company has the potential to have first to market oral next generation treatments without the limitations of ketamine and with advantages over currently marketed treatments such as rapid onset of effect, superior efficacy in certain depressed patients and a different tolerability and safety profile.

The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year. A second unique drug candidate, also targeting the glutamatergic system, has a well-established safety profile and will begin optimization of its formulation in 2014.

For further information, contact Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com, or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer